Exhibit (a)(5)(D)
This message is for all Designated Associates regarding today’s announcement of the Company’s Tender Offer.
Notwithstanding your status as a Designated Associate, you may tender shares in this Tender Offer, even before the next trading window opens on August 15, 2007. However, all tenders must be made before the deadline established by your plan administrators. Directions on how to tender under the various plans (including the ESPP, the 401(k) Home Depot Stock Fund, Depot Direct, Company securities held in personal brokerage accounts and shares of Company stock offered to associates in Canada as an investment alternative) will be mailed to you shortly by the individual plan administrators.
Please see the attached FAQs for further information about the Tender Offer.
Transactions in Company securities, other than a tender made pursuant to today’s announcement, must be made in compliance with the Company’s Securities Laws Policy.
For details regarding this policy, please follow one of the links below to the Securities Laws Policy:
http://hrportal.homedepot.com/en_US/My_Apron/Public/Corporate/Compliance/us_securities.pdf (English)
http://hrportal.homedepot.com/en_US/My_Apron/Public/Corporate/Compliance/can_securities.pdf (Français)
http://hrportal.homedepot.com/en_US/My_Apron/Public/Corporate/Compliance/mex_securities.pdf (Español — México)
http://hrportal.homedepot.com/en_US/My_Apron/Public/Corporate/Compliance/pr_securities.pdf (Español — Puerto Rico)
This communication is for information purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of The Home Depot’s common stock. The Home Depot’s offer to buy shares of Home Depot common stock is being made only pursuant to the Offer to Purchase and the related materials dated July 10, 2007, as amended and supplemented from time to time. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase and other documents filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Shareholders also may obtain a copy of these documents, without charge, from the information agent, D. F. King & Co., Inc., by calling toll-free: 800-628-8536

Tender Offer Questions and Answers

Below are questions and answers providing further explanation regarding The Home Depot’s offer to purchase 250 million shares of The Home Depot stock via a tender offer. The Home Depot’s tender offer was launched on July 10 and is scheduled to expire on August 16, 2007.

1)	What is a tender offer?

There are four basic steps in our tender offer.

1. The Home Depot sets a range at which we are willing to repurchase shares. For this offer, The Home Depot wants to repurchase 250 million shares between a minimum price of $39.00 and a maximum price of $44.00. At the end of the auction process, we will pay the same price for all the shares that we purchase.

2. If you are a shareholder, you will receive materials explaining how you may tender your shares from the company that holds your shares (also known as the trustee). To tender your shares, you choose a price within the range of $39.00 and $44.00 at which you are willing to sell all or some of your shares. Or, you may choose to sell all or some of your shares without setting a price. By not specifying a price, you are agreeing to sell at the Company-chosen price, increasing the likelihood that your shares will be repurchased.

3. Next, The Home Depot determines the price within this range at which we will repurchase shares. This will be the lowest price within this range at which we can purchase 250 million shares.

4. Finally, The Home Depot repurchases shares from shareholders who offered to sell their shares (subject to conditions described in the Offer to Purchase). All shareholders whose shares are repurchased will receive the same Company-selected price for their shares.

2)  May associates participate in the tender offer?

All associates who are shareholders, including designated associates, may participate in the tender offer.

Certain associates have been previously identified as designated associates because they, in the ordinary course of their jobs, may come across material inside information, and thus they are limited to buying and selling THD shares within designated time periods. Current designated associates are aware of their designated status.

3)	Why is this good for shareholders?

If you believe that having your shares repurchased at a price within the range of $39.00 and $44.00 is a good deal, then it’s good for you. However, there’s no guarantee that you won’t benefit more if you choose not to tender your shares, and instead sell later, after this tender offer. Also, if you choose to tender your shares, there’s no guarantee that your shares will be repurchased in this tender offer. As well, many shareholders may feel there is more value in holding their shares in expectation of appreciation over the long term. You have to carefully weigh this offer and all of its implications (including possible tax implications) before making a choice, and consult with your financial advisor as well.

4)  How does the tender offer impact associates who hold shares through ESPP or one of the Company retirement plans?

Associates, including designated associates, may tender their shares held through ESPP or a Company retirement plan at any time.

5)  May associates exercise their vested stock options to participate in the Tender Offer?

Yes. Associates, including designated associates, may exercise vested options at any time, including outside the open window period, via a cash exercise (where you pay the exercise price in cash) or by a stock swap (where you pay the exercise price with other Company stock that you hold). However, designated associates may only exercise their options through a cashless exercise during an open window period.

If you choose to exercise options to participate in the tender offer, there can be no assurance that any such acquired shares you tender will be accepted by The Home Depot and purchased for cash. You should be aware that option exercises may not be rescinded. Accordingly, if you exercise options to acquire shares and your shares are not purchased in the tender offer, you will remain a shareholder of The Home Depot.

6)	What’s the process for tendering my shares if that’s what I want to do?

Your trustee will mail you documents that you must complete and return. In these documents, you will indicate at what price you are willing to sell your shares and how many of your shares you want to sell. Then you mail these documents to the address provided in the materials by the date specified by your trustee.

Associates who participate in The Home Depot FutureBuilder (U.S.), The Home Depot FutureBuilder for Puerto Rico, Home Depot of Canada Inc. Registered Retirement Savings Plan (Home Depot of Canada), Deferred Profit Sharing Plan (Home Depot of Canada) and the ESPP (U.S., Canada and Mexico), and associates who hold stock options will receive the appropriate documentation from their trustee via mail to their address on record with these plans. If you do not receive information by July 25, please contact your trustee (contact information provided below).

If associates own shares through non-THD plans, you also will receive documentation from the company (bank or brokerage firm) that holds your shares.

If associates intend to participate in the tender offer using vested options, notify your broker as soon as possible about your intention and ask your broker to provide you with the package necessary to tender your shares in accordance with the tender offer.

7)	Why wouldn’t I just offer to tender my shares at the highest price in the range?

The purchase price selected by The Home Depot may not be the highest price in the range. If the purchase price selected by The Home Depot is in the middle or on the low end of the range, all shareholders who chose to tender their shares at higher prices will not have their shares repurchased by The Home Depot.

8)	How does The Home Depot decide the price?

The company will select the lowest purchase price within the range of $39.00 and $44.00 that will allow it to purchase 250 million shares. If 250 million shares are not tendered, the company will select the price that will allow it to buy all the shares validly tendered.

9)	When will I know at what price The Home Depot has decided to buy back the stock?

Approximately one week after the scheduled expiration of the tender offer on August 16, The Home Depot will publicly announce the price at which it will repurchase shares. That information will be communicated externally, as well as internally to associates.

10)	If my shares are bought by The Home Depot, what happens next?

You will be notified by your trustee that your shares have been purchased following the scheduled close of the tender offer on August 16.

For retirement plan participants: The proceeds from the sale will be returned to your account with that trustee. If the proceeds are being returned to your retirement plan, then they will be invested in a default fund within the plan. At that point, you can reallocate the proceeds in investment funds of your choosing within the plan. You cannot take the proceeds from this sale out of your plan as cash. Distributions from your retirement plan are subject to the plan’s normal distribution rules.

For ESPP and optionees: You will receive a check for the proceeds of the sale mailed to your address of record.

11)	If my shares are not vested yet (e.g.: stock options, restricted stock, deferred shares), am I eligible to participate?

The Company is only offering to repurchase outstanding shares. Unvested awards are not eligible to be tendered in the offer.

12)	What if I don’t own any stock today? Can I buy some now, so that I can tender my shares before the deadline is up?

You can buy shares, but there is no guarantee that the shares you purchase will be repurchased by the company in the tender offer. Or, if such shares are repurchased, there is no guarantee that the purchase price selected by The Home Depot will exceed the price you paid to purchase such shares.

If you have more questions about this offer as it relates to your Home Depot stock, you can contact your benefits plan trustee directly using the contact information below.

—	FutureBuilder 401(k) plan (U.S.) — 1-800-555-4954

—	Retirement Savings Plan (Canada) — 1-800-265-3866

—	Deferred Profit Sharing plan (Canada) — 1-800-265-3866

—	ESPP (U.S., Mexico and Canada) — 1-800-843-2150 (option 1 for English, option 2 for Spanish, option 3 for French)

—	ESPP (Mexico) — 1-800-843-2150

—	Merrill Lynch (for optionees) — 1-800-637-7455

This communication is for information purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of The Home Depot’s common stock. The Home Depot’s offer to buy shares of Home Depot common stock is being made only pursuant to the Offer to Purchase and the related materials dated July 10, 2007, as amended and supplemented from time to time. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase and other documents filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Shareholders also may obtain a copy of these documents, without charge, from the information agent, D. F. King & Co., Inc., by calling toll-free: 800-628-8536.